July 2007
Amendment No.1
Filed pursuant to Rule 433 June 29, 2007
Relating to Amendment No.1 to Preliminary Pricing Supplement No. 324 dated June 27, 2007 to Registration Statement No. 333-131266
Structured Investments
Opportunities in Equities
Protected Absolute Return Barrier Notes due December 22, 2008
Based on the Value of the S&P 500® Index
Protected Absolute Return Barrier Notes provide principal protection as well as potential appreciation based on the absolute value of the return of the underlying index, but only if the underlying index remains within a specified range at all times during the term of the notes.  Consequently, you will receive a positive return whether the value of the underlying index on the index valuation date is higher or lower than the initial index value, as long as the value of the underlying index remains within the specified range at all times.
SUMMARY TERMS
Issuer:	Morgan Stanley
Issue price:	$10 (see “Commissions and issue price” below)
Stated principal amount:	$10
Pricing date:	July , 2007
Original issue date:	July , 2007
Maturity date:	December 22, 2008
Underlying index:	The S&P 500® Index (the “Index”)
Maturity redemption amount:	$10 + supplemental redemption amount (if any)
Maximum payment at maturity:	$11.80-$11.95 (118%-119.5% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Supplemental redemption amount:	▪ If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
▪ If at any time on any day during the observation period the index value is outside the index range, $0.
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.

Index value:
At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg page “SPX” or any successor page, or in the case of any successor index, the Bloomberg page or successor page for any such successor index.

Index range:	Any value of the Index that is:
▪ greater than or equal to: (initial index value x 80.5%-82%); and
▪ less than or equal to: (initial index value x 118%–119.5%) The actual lower and upper limits of the index range will be determined on the pricing date.
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	The closing value of the Index on the pricing date
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	December 18, 2008
CUSIP:	617475637
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions(1)	Proceeds to Company
	Per note:	$10	$0.175	$9.825
Total:
(1)
For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

 YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THIS OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Amendment No. 1 to Preliminary Pricing Supplement No. 324 dated June 27, 2007
Prospectus Supplement dated January 25, 2006           Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Investment Overview

Protected Absolute Return Barrier Notes

The notes provide principal protection as well as potential appreciation based on the absolute value of the return of the underlying index, subject to a maximum payment at maturity, but the notes will not pay a return above the principal amount unless the underlying index remains within a specified range over the term of the notes.  Investors who want to capitalize on either positive or negative movements in the underlying index within the specified range can use the notes to gain such exposure while protecting 100% of their principal at maturity.

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500 Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on June 26, 2007

Ticker:	SPX
Current Index Closing Value:	1,492.89
52 Week High Index Value:	1,540.56 (on 6/01/2007)
52 Week Low Index Value:	1,224.54 (on 7/18/2006)

S&P 500 Index Historical Performance – Historical Daily Index Closing Values January 1, 2002 to June 26, 2007

July 2007	Page 2

Protected Absolute Return Barrier Notes
Based on the Value of the S&P 500® Index

Key Investment Rationale

These Protected Absolute Return Barrier Notes provide principal protection as well as the potential for a return of up to 18%-19.5% regardless of whether the Index appreciates or depreciates, as long as the Index remains within the index range at all times during the observation period.

Best Case Scenario
The index value remains within the index range at all times during the observation period and investors receive $10 times the absolute index return, subject to the maximum payment at maturity of $11.80-$11.95 (118%-119.5%) per note.  At maturity, investors will maximize their returns if, on the index valuation date, the absolute index return is 18%-19.5% and the Index has remained within the index range at all times during the observation period.

Worst Case Scenario
The index value is outside the index range at any time on any day during the observation period and investors only receive the principal amount of their investment at maturity.  The notes are 100% principal protected.

Summary of Selected Key Risks (see page 8)

¡	Structure Related Risks

o	No interest payments

o	No guaranteed supplemental redemption amount

o	Appreciation potential is limited

o	Market value of notes may decline

¡	Index Related Risks

o	Adjustments to the Index could adversely affect the value of the notes

¡	Secondary Market Related Risks

o	Market price of the notes will be influenced by many unpredictable factors

o	Secondary trading may be limited

o	Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

o	Hedging and trading activity could potentially affect the value of the notes

¡	Other Risks

o	Economic interests of the calculation agent may be potentially adverse to investor interests

o	Investing in the notes is not equivalent to investing in the Index

o	Issuer credit risk

o	U.S. federal income tax consequences of an investment in the notes

July 2007	Page 3

Protected Absolute Return Barrier Notes
Based on the Value of the S&P 500® Index

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus.  At maturity, an investor will receive for each $10 stated principal amount of notes that the investor holds, the $10 stated principal amount and a return, if any, based on the absolute value of the return of the Index and on whether the Index has remained within the index range at all times during the observation period.

Expected Key Dates
Pricing date:	Original issue date(settlement date):	Maturity date:
July , 2007	July , 2007 (5 business days after the pricing date)	December 22, 2008, subject to postponement due to certain market disruption events

Key Terms
Issuer:	Morgan Stanley
Underlying index:	The S&P 500® Index (the “Index”)
Issue price:	$10 per note
Stated principal amount:	$10 per note
Interest:	None
Maturity redemption amount:	$10 stated principal amount plus the supplemental redemption amount (if any)
Supplemental redemption amount:
▪  If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
▪  If at any time on any day during the observation period the index value is outside the index range, $0.

Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.

Index value:
At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg page “SPX” or any successor page, or in the case of any successor index, the Bloomberg page or successor page for any such successor index.

Index range:
Any value of the Index that is:
▪ greater than or equal to: (initial index value x 80.5%-82%); and
▪ less than or equal to: (initial index value x 118%–119.5%)
The actual lower and upper limits will be determined on the pricing date.

Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	The closing value of the Index on the pricing date
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	December 18, 2008
Postponement of maturity date:
If, due to a market disruption event or otherwise, the index valuation date is postponed so that it falls less than two scheduled business days prior to the scheduled maturity date, the maturity date will be the second scheduled business day following the index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 8.

July 2007	Page 4

Protected Absolute Return Barrier Notes
Based on the Value of the S&P 500® Index

General Information
Listing:	These notes will not be listed on any securities exchange.
Minimum Ticket:	100 notes
CUSIP:	617475637
Tax consideration:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no stated interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on June 25, 2007, the “comparable yield” would be a rate of 5.3865% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $10.815730 due at maturity.  The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement.  You should read the discussion under “Description of Notes — United States Federal Income Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the notes.
The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.
If you are a non-U.S. investor, please also read the section of the accompanying preliminary pricing supplement called “Description of Notes — United States Federal Income Taxation — Non-U.S. Holders.”
You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in the component stocks of the Index, in futures or options contracts on the Index or on any component stocks of the Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  We cannot give any assurance that our hedging activity will not affect the value of the Index and, therefore, such activity may adversely affect the value of the notes or the payment you will receive at maturity.  For further information, see “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

ERISA:	See “ERISA Matters for Pension Plans and Insurance Companies” in the accompanying preliminary pricing supplement.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

July 2007	Page 5

Protected Absolute Return Barrier Notes
Based on the Value of the S&P 500® Index

How the Protected Absolute Return Barrier Notes Work

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $10 stated principal amount note for a hypothetical range of performance of the index return from -100% to +100% and assumes a hypothetical initial index value of 1,500, a hypothetical index range which includes all index values greater than or equal to the hypothetical initial index value times 81.25% and less than or equal to the hypothetical initial index value times 118.75% (the actual initial index value and index range will be determined on the pricing date), and for the shaded rows, that the value of the index has remained within the index range at all times during the observation period.  In this example, the Index must move by more than 18.75% in either direction from the hypothetical initial index value before we would not pay you a supplemental redemption amount.

Index Value	Index Return	Supplemental Redemption Amount	Payment At Maturity	Return on Notes
3,000.00	100.00%	$0.00	$10.00	0.00%
2,250.00	50.00%	$0.00	$10.00	0.00%
1,875.00	25.00%	$0.00	$10.00	0.00%
1,781.25	18.75%	$1.875	$11.875	18.75%
1,740.00	16.00%	$1.600	$11.600	16.00%
1,680.00	12.00%	$1.200	$11.200	12.00%
1,620.00	8.00%	$0.800	$10.800	8.00%
1,560.00	4.00%	$0.400	$10.400	4.00%
1,515.00	1.00%	$0.100	$10.100	1.00%
1,500.00	0.00%	$0.00	$10.00	0.00%
1,485.00	-1.00%	$0.100	$10.100	1.00%
1,440.00	-4.00%	$0.400	$10.400	4.00%
1,380.00	-8.00%	$0.800	$10.800	8.00%
1,320.00	-12.00%	$1.200	$11.200	12.00%
1,260.00	-16.00%	$1.600	$11.600	16.00%
1,218.75	-18.75%	$1.875	$11.875	18.75%
1,125.00	-25.00%	$0.00	$10.00	0.00%
750.00	-50.00%	$0.00	$10.00	0.00%
0	-100.00%	$0.00	$10.00	0.00%

At maturity, the notes will pay at least 100% of the principal amount and have the potential to pay a supplemental redemption amount based on the value of the Index at the end of the observation period if the Index has remained within the index range throughout the entire observation period.

The following payment examples illustrate the potential returns on the notes at maturity based on the table above.

July 2007	Page 6

Protected Absolute Return Barrier Notes
Based on the Value of the S&P 500® Index

Payment Example 1
The level of the Index increases by 12% from the hypothetical initial index value of 1,500 to a final index value of 1,680, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(1,680 – 1,500) / 1,500]  =  $1.20

Payment Example 2
The level of the Index decreases by 10% from the hypothetical initial index value of 1,500 to a final index value of 1,350, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(1,350 – 1,500) / 1,500]  =  $1.00

Payment Example 3
The level of the Index decreases by 1% from the hypothetical initial index value of 1,500 to a final index value of 1,485, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(1,485 – 1,500) / 1,500]  =  $0.10

Payment Example 4
The index value moves outside the index range at any time on any day during the observation period.  Because the index value has moved outside the index range, the supplemental redemption amount is equal to $0, and the payment at maturity is equal to only $10 per $10 stated principal amount regardless of the final index value.

July 2007	Page 7

Protected Absolute Return Barrier Notes
Based on the Value of the S&P 500® Index

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of the investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For a complete list of risk factors, please see the accompanying preliminary pricing supplement.

Structure Specific Risk Factors

¡
The notes do not pay interest.  Because the supplemental redemption amount may equal zero, the return on an investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the closing value of the Index on the index valuation date and on whether the value of the Index remains within the index range throughout the observation period.

¡
No guarantee of supplemental redemption amount.If at any time on any day during the observation period the value of the Index is outside the index range, no supplemental redemption amount will be paid and investors will receive only the principal amount of their investment at maturity.

¡
Appreciation potential is limited.  The appreciation potential of the notes is limited by the maximum payment at maturity of $11.80 to $11.95 per note, or 118% to 119.5% of the stated principal amount.  In no event will the supplemental redemption amount exceed $1.80-$1.95 because if the final index value is less than 80.5%-82% or greater than 118%-119.5% of the initial index value, the Index will have moved outside the index range and your supplemental redemption amount will equal $0.

¡
Market value of notes may decline.  If at any time on any day during the observation period the value of the Index is outside the index range, the market value of each note will decline below the stated principal amount and will no longer be linked to the value of the Index.  If you try to sell your notes on the secondary market prior to maturity in these circumstances, you will receive less than the stated principal amount for each note.

Index Specific Risks Factors

¡
Adjustments to the Index could adversely affect the value of the notes.  The publisher of the Index may add, delete or substitute the stocks constituting the Index or make other methodological changes that could change the value of the Index.  The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time.  Any of these actions could adversely affect the value of the notes.  Where the Index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

Secondary Market Specific Risk Factors

¡
Market price influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value and volatility of the Index, the dividend yield of the component securities of the Index, whether the value of the Index has been outside the index range at any time during the observation period, interest and yield rates, time remaining to maturity,

July 2007	Page 8

Protected Absolute Return Barrier Notes
Based on the Value of the S&P 500® Index

geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the Issuer.

¡
Secondary trading may be limited. There may be little or no secondary market for the notes.  The notes will not be listed on any securities exchange.  Even if there is a secondary market, it may not provide significant liquidity.  Accordingly, you should be willing to hold your notes to maturity.

¡
Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the notes.

¡
Hedging and trading activity could potentially affect the value of the notes.  We expect that MS & Co. and other affiliates will carry out hedging activities related to the notes (and possibly to other instruments linked to the Index or its component stocks), including trading in the component stocks of the Index as well as in other instruments related to the Index.  Any of these hedging or trading activities during the term of the notes could potentially affect the value of the Index, including the final index value and whether the Index is outside the index range at any time during the observation period and, accordingly, the amount of cash investors will receive at maturity.

Other Risk Factors

¡
Economic interests of the calculation agent may be potentially adverse to the investors.  The calculation agent is an affiliate of the Issuer.  Any determinations made by the calculation agent may affect the payout to investors at maturity.

¡
Not equivalent to investing in the Index.  Investing in the notes is not equivalent to investing in the Index or its component stocks.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the Index.

¡	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the notes.

¡
The notes will be treated as “contingent payment debt instruments”.  You should read the discussion herein and the discussion under “United States Federal Income Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the notes.
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield of the notes even though no stated interest will be paid on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.
Non-U.S. investors should read the discussion in the Tax Disclosure Sections.

July 2007	Page 9

Protected Absolute Return Barrier Notes
Based on the Value of the S&P 500® Index

Information about the Underlying Index

S&P 500® Index

The SPX, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the SPX is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the SPX, see the information set forth under “Description of Notes—The S&P 500® Index” in the accompanying preliminary pricing supplement.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Description of Notes—License Agreement between S&P and Morgan Stanley” in the accompanying preliminary pricing supplement.

Historical Information

The following table presents the published high and low closing values of the Index from January 1, 2002 through June 26, 2007.  The closing value of the Index on June 26, 2007 was 1,492.89.  The Issuer obtained the closing value and other information below from Bloomberg Financial Markets, without independent verification.  You should not take the historical values of the Index as an indication of future performance.

	High	Low	Period End
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,300.25
Second Quarter	1,325.76	1,223.69	1,272.87
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter (through June 22, 2007)	1,539.18	1,424.55	1,492.89

July 2007	Page 10